March 21, 2006

VIA FACSIMILE & OVERNIGHT MAIL
(202) 942-9544

Mark P. Shuman
Branch Chief-Legal
Daniel Lee
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0406

RE:	NetSol Technologies, Inc.
Post-effective Amendment No. 10 to Registration Statement on Form SB-2
Filed March 21, 2006
File No. 333-116512

Dear Mr. Shuman,

NetSol Technologies, Inc. hereby acknowledges the following pursuant to 8(c) of the Securities Act:

s	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

s
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

s
the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company acknowledges that the Division of Enforcement has access to all information the company provides to the staff of the Division of Corporate Finance in connection with its review of the company’s filing or in response to its comments on the company’s filing.

Very truly yours,

/s/Patti L. W. McGlasson

Patti L. W. McGlasson
Corporate Counsel
NetSol Technologies, Inc.